(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter Report – June 30, 2013

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited condensed interim consolidated financial statements of the Company for the six months ended June 30, 2013.  The following information, prepared as of August 27, 2013, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for six months ended June 30, 2013 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2012 and the related MD&A.  All amounts are expressed in Canadian dollars unless otherwise indicated. The June 30, 2013 financial statements have not been reviewed by the Company’s auditors.

The Company’s public filings, including its most recent unaudited and audited financial statements can be reviewed on the SEDAR website (www.sedar.com).

Forward Looking Information

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results.  When used in this MD&A, words such as “will”, “may”, “should”, “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance.

Forward-looking statements are statements that are not historical facts, and include but are not limited to:

a)

Estimates and their underlying assumptions;

b)

Statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model, future operations, the impact of regulatory initiatives on the Company’s operations, and market opportunities;

c)

General industry and macroeconomic growth rates;

d)

Expectations related to possible joint or strategic ventures; and

e)

Statements regarding future performance.

Forward-looking statements used in this MD&A are subject to various risks, uncertainties and other factors, most of which are difficult to predict and generally beyond the control of the Company. These risks, uncertainties and other factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks, uncertainties and other factors, including the risks, uncertainties and other factors identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by securities law.

Business of the Company

The Company has been exploring for gold in Latin America for over a decade and has assembled interests in a portfolio of promising gold and silver projects throughout that region. In Mexico, the Company has optioned an epithermal Ag-Au property, completed an IP-resistivity geophysical survey, and is currently planning and permitting for a drill program on the property to be conducted in the fall of 2013. In Nicaragua, following the sale of its Trebol and El Pavon projects to B2Gold Corp. (“B2Gold”), the Company holds two gold projects under joint venture with B2Gold.

With the Company’s strong treasury of over 3.8 million common shares of B2Gold and the current depressed state of the resource equity markets, the Company is conducting an extensive review of precious metal exploration projects and/or distressed junior companies that may be available for acquisition or joint venture.

The current status of the Company’s properties is described below:

Mexico

Santa Brigida

In February 2013, the Company was granted an option to acquire a 100% interest in the Santa Brígida project, a 10,800 hectare property which hosts a low-sulphidation, epithermal silver-gold vein system located approximately 80 km ENE of the city of Guanajuato in Mexico.

Artisanal-scale mining of surface outcrop is known to have occurred in the area from pre-colonial times.  Reliable historical reports indicate that more modern small-scale underground mining operations produced, from the late 1800s up to 1926, over 40 Moz of silver and 400 koz of gold from 1.05 Mt at weighted-average grades of 1,300 g/t Ag and 13 g/t Au.

Mineralization is associated with two principal vein swarms, the Pozos system and the Santa Brígida system, each striking generally NW with steep SW dips. Historic production focused on discrete high-grade ore shoots within hydrothermal quartz veins and surrounding altered wall-rock. Historical production records indicate that individual operations mined mineralized shoots ranging from 5 kt to 300 kt in size, with average grades ranging from 200 g/t Ag to 2,500 g/t Ag, and 2 g/t Au to 40 g/t Au.  The richest shoot documented produced 300 kt grading 2,500 g/t Ag and 15 g/t Au.

The property is underlain by folded Jurassic to Cretaceous-aged sedimentary rocks including carbonaceous shales, shales, arenites, and greywackes, which are discordantly overlain by Cretaceous limestones and Tertiary volcanic rocks.  Most of the district is covered by recent soils and caliche, and known areas of mineralization are all hosted by the Jurassic-Cretaceous sedimentary sequences where these outcrop.

The Company’s initial exploration efforts will be concentrated on the Santa Brígida and Pozos vein systems, near the town of Mineral de Pozos, in flat-lying agricultural lands.  Both vein systems are discontinuously exposed at surface over 1 km in strike length along a regional lineament, and both have been largely mined out where exposed.  The vein systems disappear under recent soil and caliche cover and have seen very limited exploration where not exposed.  The Company believes there is excellent potential for the extension of the mineralized systems along strike.

A ground-based geophysical resistivity, induced polarization and magnetic survey was undertaken between April and June 2013, and consisted of 136 line-km of data, collected largely on 25 m spaced stations, with 100 m line spacing. The survey was designed to identify any along-strike extensions of the known mineralized systems southeast of the present extent of surface outcrop and vein exposure.

The survey delineated several strong multi-line IP and resistivity anomalies parallel to and along the projected strike of known veins with historical production.  Company technical staff have interpreted and ranked these anomalies, and are currently drafting plans for an initial 1500 m diamond drill program to test the geophysical interpretation.  Social license and governmental permitting are not expected to present any difficulties, and the Company plans to drill the property in Q3, 2013.

Tlacolula

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca. An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system. In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (TSX-FVI) (“Fortuna”) and the option agreement was amended in December 2012. The 12,642 hectare property is located 14 km east-southeast of the city of Oaxaca and 30 km northeast of Fortuna’s 100%-owned San Jose silver-gold mine.

Fortuna can earn a 60% interest in the Tlacolula project by spending US$2-million on exploration, which includes a commitment to drill 1,500m, within 12 months of issuance of a drill permit for the project.  Fortuna must also pay to the Company US$100,000 cash and US$100,000 worth of Fortuna shares within 90 days of completion of the 1,500m drill program.  To date, the Company has received US$150,000 cash and 34,589 shares of Fortuna, of which US$50,000 cash and 11,415 shares were received in early 2013.

Nicaragua

The Company began exploring in Nicaragua in 2003. In addition to discovering a number of exploration projects with potential to host gold resources, specifically the Trebol, Pavon and San Jose exploration properties, the Company’s technical team also compiled an extensive regional exploration data base covering much of the Central American country.

Transactions with B2Gold

In August 2012, the Company sold its Trebol and Pavon properties to B2Gold in consideration of 4,815,894 common shares of B2Gold with a fair value at that time of $16,662,993. In addition, B2Gold agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces which may in the future be outlined at Trebol (on a 100% basis). Future royalty payments from B2Gold will be recorded as revenue at such time they are virtually certain to be received.

Also in August 2012, B2Gold and the Company entered into joint venture agreements on 60% - 40% basis with respect to the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua.

Joint Venture Exploration

In February 2013, B2Gold reported on its current exploration work conducted during the fourth quarter of 2012 at the San Jose property.  B2Gold has been trenching various anomalies and veins as follow up to work done by the Company in 2007/2008 and to identify new targets.

Trenches 9 through 18 were cut along the PM-1 vein zone where the Company drilled in 2008.  The results define zones of strong mineralization over significant widths.  For example, Trench 11 cut 27.3 m of 1.65 g/t Au and Trench 14, 25 meters southeast, cut 20.1 m of 2.31 g/t Au.  The area with the wide intervals corresponds well with the Company’s drilling (hole SP-DH-007) which intersected 35 m of 1.88 g/t Au from 13.7 m to 46.6 m just below Trench 9 (5.5 m of 2.3 g/t Au).  Highlights include:

Trench No.	Interval (m)	Au (g/t)
TR-SJ-009	5.5	2.3
TR-SJ-010	3.0	1.87
TR-SJ-011	27.3	1.65
including	17.0	2.4
TR-SJ-012	5.9	1.4
TR-SJ-013	22.0	0.77
including	12.9	1.19
TR-SJ-014	20.1	2.31
including	12.0	3.38
TR-SJ-015	16.0	0.96
including	6.4	1.49

Trenches 5, 6, and 8 were cut along the PM-2 vein zone.  Trenching indicates that the southeast portion of the PM-2 structure is essentially barren.  To the northwest, the grades improve. Trench 8 contained 2 samples of roughly 2 g/t Au and the Company’s Trench PM2-B2 had 1.35 m of 6.89 g/t Au.  Several float samples in this area returned grades as high as 18.63 g/t Au.  More work will need to be done to follow up here but for now most of the effort is being focused on the PM-1 area.

A new 80m long trench has been cut just to the southeast of the PM-1 zone, near a historic Company trench (TR-PM1-B7) that returned 4.0 m at 9.43 g/t Au.  B2Gold is investigating this area for bulk tonnage potential to see if the known veins coalesce, hopefully accompanied by anomalous gold grades and a well-developed stockwork.  Trenching beyond the southeast end of the PM-1 zone, on what appears to be an offshoot structure, yielded no significant values.

The trenching is now stepping out at 50 m intervals to the northwest in order to track the continuity of the zone.  The Company’s historic trenching in the area returned some high grade values; for example the Company’s Trench PM1-A8 which cut 2.53 m at 12.88 g/t Au.  This trench lies over 200 m northwest along strike from B2Gold’s Trench 15 (16.0 m at 0.96 g/t Au).  It is important to point out that this trench ended in high grade mineralization (last two samples at 14 & 23 grams).

B2Gold continued to trench along the PM zone in Q2 2013 with a number of new trenches dug on the main PM Zone or conjugate structures to it.  Other sampling was done in the southeast portion of the PM Vein structure where several ancillary vein splays occur.  Values of 7.27 g/t Au, 6.85 g/t Au, and 3.23 g/t Au were returned from float in this area.

Trenching was also completed in the Buena Vista Zone to the south, with no significant results returned.  One area of possible interest in the Buena Vista Zone is a wide stockwork zone in strongly argillized tuff that was sampled along an old cut just above the main access road.  Results are pending at the time of writing.

Trenching has begun on the northwest trending vein where the Company previously cut 23.45m of 11.79 g/t Au (trench TR-BV-01) and 2.36m of 14.04 g/t Au (TR-BV-07). The trenches had not been mapped or sampled at the time of writing. However, preliminary interpretation suggests that the true thickness of that portion of the vein is substantially less than originally interpreted by the Company.

Guatemala

As a result of continued uncertainty surrounding the granting of both exploration and exploitation concessions in Guatemala, and a general increase in the level of anti-mining activism in many parts of the country, the Company is scaling back its exploration activities in Guatemala during Q3 2013.  Costs have been reduced significantly and exploration will be confined to regional prospecting for the time being. Management will reassess the Company’s plans for this country on a regular basis and exploration activities may be ramped back up if the mining investment climate improves.

The following information is relevant to the Company’s currently granted concessions and filed applications for concessions in Guatemala:

Southeast Guatemala Ag-Au Epithermal Fields

The extensive epithermal fields in Tertiary volcanic and sedimentary rocks in southeastern Guatemala hosts both Escobal, Tahoe Resources Inc.’s intermediate-sulphidation Ag-Au-Pb-Zn deposit and Cerro Blanco, Goldcorp Inc.’s hot-spring epithermal Au-Ag deposit. The epithermal field is a product of Tertiary to Quaternary-aged extension tectonics and volcanism related to the Jocotan, Motagua, and Polochic continental wrench faults and their associated structures. The Company’s 100% owned land holdings in southeast Guatemala consist of reconnaissance, exploration, and exploitation license applications filed with the Guatemala Ministry of Energy and Mines (MEM), and together cover an area of approximately 230,599 hectares.

Pyramid Hill, M28, and Holly Prospects

In April 2010, the Company commenced a reactivation of its exploration efforts at these prospects (these collectively have been previously referred to as the Holly-Banderas property). The Company discovered and drilled these gold-silver occurrences between 2002 and 2004 when gold and silver spot prices were close to their record lows. However, the recent discovery of the world-class Escobal deposit some 70 km west of these prospects underscores the potential of the district and has led the Company’s technical team to review the geology and the results obtained by the previous work.

The Pyramid Hill prospect is a northwest-trending, subvertical brittle fault with associated mineralized cataclastic breccias and veins.  The extent of mineralization has been mapped to over 2 km in strike length. Less than 500 m northeast of Pyramid Hill, the M28 zone consists of a series of stacked southwest dipping hydrothermal quartz veins offset by late normal block faulting.  Drilling highlights from previous early work programs on these zones include 2.2m of 6.9 ppm Au and 261 ppm Ag in hole BDD-014 at Pyramid Hill, and 4.3m of 6.0 ppm Au and 72 ppm Ag in hole BDD-04 at M28 (for full drill results from these drill campaigns (see news release dated April 13, 2004).

The Holly zone is spatially associated with the east-west trending Jocotan continental wrench fault, approximately 9 km west-northwest of the Pyramid Hill prospect.  Previous drilling returned results of up to 14.2 m of 4.14 ppm Au and 150 ppm Ag in hole HDD-001, and 9m of 1.84 ppm Au and 45 ppm Ag in hole HDD-007 (see Radius Explorations Ltd. news release dated December 17, 2002).  Mineralization occurs in association with epithermal quartz and quartz-hematite veins within the Jocotan fault conglomerates and basinal sediments as well as in the metamorphic phyllites to the north of the fault, although only the former have been drill tested.

Recent prospecting at the Holly zone has led to the discovery of hydrothermal quartz veins (El Pino and La Peña occurrences) hosted in the metamorphic rocks to the north of the Jocotan fault, bearing grades of up to 58 ppm Au and 1937 ppm Ag over 5.1 m in surface trenching (see news release dated May 16, 2011). The metamorphic rocks north of the Jocotan fault were not previously believed to be a likely host for epithermal mineralization, and this discovery opens up the area to further exploration.

Previous drilling on the Pyramid Hill, M28, and Holly prospects only tested the epithermal systems to relatively shallow depths, generally less than 150 m below surface.  In contrast, the metal-productive depths of most low-sulphidation epithermal systems is generally thought to be 200 to 600 m below the hydrothermal system’s water table, indicating that the present drilling does not adequately test the mineralization system. Upon review, and with the present gold and silver prices in mind, management feels that these prospects warrant significant deeper drilling to comprehensively test the potential metal-productive zones of these prospects.

El Zapote Prospects

The El Zapote Zone is located approximately 1 km southwest of the Pyramid Hill zone (see news release dated February 3, 2011), and consists of a northwest-trending stockwork zone exposed along a ridge and a southwest-facing cliff.  The stockwork zone consists of centimetre-scale epithermal quartz-chalcedony veins and veinlets hosted in felsic volcanic and volcaniclastic rocks. The general orientation, nature of the mineralization, and spatial proximity suggests it is part of the same epithermal ore system as Pyramid Hill and M28 zones.

The Company’s early stage exploration results at Zapote are very positive: Anomalous gold and silver mineralization has been detected in rock and soil samples over more than 600m strike length, and reconnaissance soil sampling indicates that the zone may extend for up to 3 km in total. 250 samples, a mix of outcrop and float, were collected across a 500 m x 300 m area trending northwest along the exposed southwest facing cliff.  The samples returned gold values ranging from trace to 6.06 ppm Au, and averaged 0.94 ppm Au. Of the samples taken, 55% graded > 0.5 ppm Au, including 25% samples grading > 1 ppm Au.

Geothermal Licences

The Company has revisited its hot spring database for Guatemala and in June 2010 submitted applications for Provisional Use Permits for a number of active geothermal systems that may have potential as geothermal resources for power generation. To date, a Provisional Use Permit has been granted on 15,300 hectares.

Qualified Person: David Clark, M.Sc., P.Geo., a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the Company’s Qualified Person as defined by National Instrument 43-101, and has approved the disclosure of the technical information in this MD&A. The technical information disclosed above regarding the San Jose Property was provided to the Company by B2Gold in the form of internal reports.  Mr. Clark has verified that the technical information disclosed herein is an accurate summary of the information provided to the Company by B2Gold, but was unable to independently verify the data, analytical methods, quality assurance or quality control procedures in place at B2Gold.

Quarterly Information

The following table provides information for the eight fiscal quarters ended June 30, 2013:

Quarter ended	June 30, 2013 ($)	Mar. 31, 2013 ($)	Dec. 31, 2012 ($)	Sep. 30, 2012 ($)	June 30, 2012 ($)	Mar. 31, 2012 ($)	Dec. 31, 2011 ($)	Sep. 30, 2011 ($)
Exploration expenditures	371,754	323,171	258,225	229,108	246,247	151,386	612,477	3,259,697
Total investment income	7,679	2,822	576	1,971	3,049	3,287	8,872	18,891
Net income (loss) before income taxes	(659,051)	(517,319)	(1,938,538)	11,899,804	(657,726)	(374,183)	3,228,981	(3,734,162)
Basic and diluted income (loss) per share	(0.01)	(0.01)	(0.03)	0.14	(0.01)	(0.00)	0.04	(0.04)

The quarter ended September 30, 2012 resulted in a net income before income taxes of $11,899,804 due to a net gain of $16,278,410 on the B2Gold transaction.  This gain was partially offset by a net loss of $3,823,118 on the disposal of the Tambor property in Guatemala. The quarter ended December 31, 2011 recorded a net income before income taxes of $3,228,981 due to a gain of $4,807,443 on distribution of exploration and evaluation assets to Rackla Metals Inc. (“Rackla”).  For the quarter ended December 31, 2012, an impairment charge of $855,632 on the shares held in Rackla significantly increased the loss before income taxes for that period. The quarters ended December 31, 2012 and September 30, 2011 recorded significant share-based compensation charges of $385,320, and $253,443 respectively as a result of stock option grants which in turn increased the net losses for those quarters. Since December 31, 2011, exploration expenditures have been significantly reduced as the Company no longer held any Yukon properties, and has not conducted any significant exploration in Guatemala.

Results of Operations

Quarter ended June 30, 2013

The quarter ended June 30, 2013 had a net loss of $659,051 compared to a net loss of $657,726 for the quarter ended June 30, 2012, an increase of $1,325. Exploration expenditures in the current quarter totalled $371,754 compared to $246,247 in the comparative quarter, an increase of $125,507. The higher exploration expenditures are mostly due to the Company incurring its portion of joint venture expenditures on the San Jose property in Nicaragua and the addition of the Santa Brigida property in Mexico.

General and administrative expenses for the quarter ended June 30, 2013 were $227,357 compared to $200,556 for the quarter ended June 30, 2012, an increase of $26,801. Notable cost increases were $39,592 in legal and audit fees and $27,769 in property investigations. Legal and audit fees were higher due to increased audit and audit related services associated with the Nicaraguan property sale in 2012.  Property investigation costs were incurred during the current quarter but not during the comparative quarter. The most significant cost decreases were $23,100 in consulting fees, $22,199 in travel and accommodation, and $17,830 in public relations. These reductions are mostly due to the Company engaging in less corporate activities during the comparative quarter and the termination of a long standing consulting agreement prior to the start of the current quarter.

Six month period ended June 30, 2013

The net loss for the six months ended June 30, 2013 was $1,176,370 compared to $1,031,909 for the six months ended June 30, 2012, an increase of $144,461. Other income and expense items that were recorded during the current period but not in the comparative period were a gain on the sale of B2Gold shares of $77,664 and an expense of $70,518 for impairment charges against available-for-sale investments. On the other hand, the comparative period had $103,743 in costs associated with the sale of mineral properties and a $41,780 loss on disposal of property and equipment whereas the current period did not. Both the current and comparative periods recorded fairly similar gains recorded from mineral property option agreements payments and similar costs for the Company’s share of post-tax losses of Rackla.

Exploration expenditures for the current period totalled $694,925 compared to $397,633 for the comparative period, an increase of $297,292. As in the quarterly comparison, the higher exploration expenditures in the comparative period relate mostly to the joint venture expenditures on the San Jose property in Nicaragua and the addition of the Santa Brigida property in Mexico.

General and administrative expenses for the current period were $509,934 compared to $501,292 for the comparative period, an increase of $8,642. Although there was little change in the overall general and administrative expense amount, there were notable cost increases and decreases for some specific costs. Property investigations increased by $66,883, office and miscellaneous by $28,082, and salaries and benefits by $20,519. As with the quarterly comparison, the current period recorded property investigations costs whereas the comparative period did not. Other cost increases were mostly due to the Company being responsible for a higher percentage of shared general and administrative costs compared to the comparative quarter. Travel and accommodation decreased by $27,279, consulting fees by $23,174, legal and audit fees by $20,488 and public relations by $18,277. Other than legal and audit fees, the costs decreases were due to the same reasons given for the quarterly comparison. The higher legal and audit fees in the comparative period was mostly due to the spin-out of assets to Rackla in late 2011 and conversion to IFRS.

Mineral Properties Expenditures

A summary of the Company’s expenditures on its mineral properties during the six month period ended June 30, 2013 is as follows:

Guatemala – At total of $328,366 was incurred on exploration, property investigation, and administrative related costs, of which $63,048 was incurred on the Southeast Guatemala Ag-Au Epithermal Fields property.

Nicaragua - $118,566 was incurred on exploration and administrative related costs, of which $113,167 was the Company’s 40% share of joint venture costs incurred on the San Jose property.

Mexico - The Company received option payments on its Tlacolula Property from Fortuna in the form of cash and shares with a combined value of $98,590. A total of $247,993 was incurred on exploration, property investigation, and miscellaneous administrative costs of which $225,588 was incurred on the Santa Brigida property.  Acquisition costs totalling $171,815 were also recorded with respect to the Santa Brigida property.

Further details regarding exploration expenditures for the periods ended June 30, 2013 and 2012 are provided in the schedules at the end of this document.

Liquidity and Capital Resources

The Company’s cash and cash equivalents increased from approximately $0.99 million at December 31, 2012 to $2.34 million at June 30, 2013; however, working capital decreased from $17.69 million at December 31, 2012 to $11.20 million as at June 30, 2013.  The increase in cash and cash equivalents was due to the sale of 677,500 B2Gold shares for proceeds of $2.34 million during the first quarter of the current period. The decrease in working capital was primarily due to the current period’s unrealized loss of $5.19 million on the remaining 3,883,394 B2Gold shares held by the Company. As at June 30, 2013, these B2Gold shares had a fair value of $8.70 million. The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance. If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed.

The Company also currently holds a portfolio of available-for-sale investments consisting of 1,007,406 common shares of Focus Ventures Ltd. (“Focus”) and 34,589 common shares of Fortuna, of which 11,415 were received during the current period, both public companies with common directors or officers. The Company held 7,175,700 warrants in Rackla that were tradable on the TSX-V until they expired on June 8, 2013. As at June 30, 2013, the carrying amount for all available-for-sale investments was $8.93 million compared to $16.55 million as at December 31, 2012.  As at June 30, 2013, the Company also held 9,866,376 common shares in Rackla with a fair value of $0.14 million and carrying amount of $0.40 million but these are recorded as an investment in Rackla which is being accounted for under the equity method for investments with significant influence instead of as available-for-sale investments. The Company also holds 1,345,338 warrants of Rackla by way of a private placement during 2012 and although these warrants are transferable, they are not traded on an exchange.

The Company intends to use proceeds from previous and future sales of B2Gold shares to fund its exploration programs and general working capital requirements.

The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company has not yet achieved profitable operations, has accumulated losses of $46,025,620 since inception, and is expected to incur further losses in the development of its business. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity. Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto. The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Commitment

The Company has entered into operating lease agreements for its office premises. The Company also subleases rental space to other companies related by common directors and officers on a month to month basis which are netted against rental expense; however, there are no commitments from these companies and thus the amounts presented below are the gross commitments. Expected lease payments due by period as at June 30, 2013 are as follows:

Less than 1 year	$ 193,711
1 – 3 years	599,504
4 – 5 years	416,298
After 5 years	381,216
Total	$ 1,590,729

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash and cash equivalents, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the period ended June 30, 2013. The Company’s investment policy is to hold cash in interest bearing bank accounts and highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This section describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout the accompanying financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries. The Company monitors this exposure, but has no hedge positions. As at June 30, 2013, cash totalling $182,036 (December 31, 2012: $191,445) was held in US dollars, $1,252 (December 31, 2012: $741) in Nicaragua córdobas, $4,759 (December 31, 2012: $4,706) in Guatemala quetzals, $4,616 (December 31, 2012: $5,476) in Mexican pesos and $705 (December 31, 2012: $715) in Peruvian soles. Based on the above net exposures at June 30, 2013, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $19,300 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold, Focus, and Fortuna are monitored by Management with decisions on sale taken at Board level. A 10% decrease in fair value of the shares would approximately result in an $893,000 decrease in equity.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper. For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company believes that these sources will be sufficient to cover the known requirements at this time.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The Statement of Financial Position carrying amounts for cash and cash equivalents, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1

Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3

Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The available-for-sale investments for B2Gold, Focus, and Fortuna shares are based on quoted prices and are therefore considered to be Level 1.

Related Party Transactions

The Company’s related parties with transactions during the six month period ended June 30, 2013 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla Metals Inc. (“Rackla”) (Associate)	Shared general and administrative expenses
Fortuna Silver Mines Inc. (“Fortuna”)	Shared general and administrative expenses
Focus Ventures Ltd. (“Focus”)	Shared general and administrative expenses
Medgold Resources Corp. (“Medgold”) (formerly Emerick Resources Corp.)	Shared general and administrative expenses
Western Pacific Resources Corp. (“Western Pacific”)	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses
Voyager Gold Corp. (“Voyager”)	Shared general and administrative expenses

The Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the periods ended June 30, 2013 and 2012:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Expenses:
Salaries and benefits	$ 4,987	$ 5,747	$ 9,067	$ 8,723
Mineral property costs:
Salaries and benefits	12,585	14,471	34,831	29,550
	$ 17,572	$ 20,218	$ 43,898	$ 38,273

During the three and six month periods ended June 30, 2013, the Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for the following costs:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
General and administrative expenses:
Communications	$ 2,229	$ -	$ 4,551	$ -
Consulting fees	3,000	-	3,000	-
Office and miscellaneous	8,376	-	18,072	-
Public relations	536	-	2,770	-
Property investigations	9,599	-	25,320	-
Salaries and benefits	68,865	-	143,174	-
Transfer agent and regulatory fees	2,565	-	3,065	-
Travel and accommodation	2,539	-	12,714	-
	$ 97,709	$ -	$ 212,666	$ -
Exploration expenditures	$ 26,350	$ -	$ 37,289	$ -

Effective July 1, 2012, Gold Group is reimbursed by the Company for certain shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salaries and benefits costs paid to Gold Group include those for the Vice President Corporate Development, Chief Financial Officer, and Corporate Secretary.  These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Prepaid expenses and deposits as of June 30, 2013 include an amount of $60,000 (December 31, 2012: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Amounts due from related parties as of June 30, 2013 include $17,520 (December 31, 2012: $17,520) due from Medgold, $9,980 (December 31, 2012: $25,394) due from Focus, $Nil (December 31, 2012: $3,665) due from Western Pacific, $Nil (December 31, 2012: $35,294) due from Fortuna, $Nil (December 31, 2012: $17,539) due from Rackla, and $Nil (December 31, 2012: $17,535) due from Cordoba.  These balances arose from the Company incurring office, administrative and personnel costs which were then shared with the related parties. Effective July 1, 2012, the cost sharing arrangements between the related parties are primarily with Gold Group rather than with the Company.

Accounts payable and accrued liabilities as of June 30, 2013 includes $42,249 (December 31, 2012: $85,380) payable to Gold Group for shared administrative costs.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Management fees	$ 18,000	$ 18,000	$ 36,000	$ 33,000
Salaries, benefits and fees	37,708	16,214	74,208	39,632
	$ 55,708	$ 34,214	$ 110,208	$ 72,632

There were no share-based payments to key management personnel or directors not specified as key management personnel during the periods ended June 30, 2013 and 2012.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position and Outstanding Options

As at August 27, 2013, the Company’s outstanding share position is 86,675,617 common shares and the following incentive stock options are outstanding:

STOCK OPTIONS
Number of options	Exercise price	Expiry date
1,570,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
820,000	$0.69	September 23, 2020
290,000	$0.81	July 26, 2021
2,205,000	$0.20	December 12, 2022
4,985,000

Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas of judgment applied in the preparation of the condensed interim consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Where the Company holds less than 20% of the voting rights in an investment but the Company has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla;

b)

The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less that its original cost at each reporting period.

c)

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after exploration and evaluation expenditure is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available.

The key estimate applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

The Company is subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company's belief that its tax return positions are supportable, the company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.  This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

Significant Investments Accounted For By the Equity Method

Rackla was incorporated pursuant to a plan of arrangement (the “Arrangement”) with the Company completed on December 8, 2011.

Under the Arrangement, each shareholder of the Company received one common share and one full share purchase warrant in Rackla for every three common shares of the Company held by the shareholder, thereby splitting the Company’s exploration and evaluation assets in Canada from non-Canadian exploration and evaluation assets remaining with the Company. The Arrangement resulted in the Company retaining 7,175,701 common shares and 7,175,700 share purchase warrants of Rackla, representing 19.9% of Rackla’s outstanding common shares and share purchase warrants in exchange for assets distributed to Rackla. The 7,175,700 share purchase warrants expired during the current period.  Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.

On the date the Arrangement was completed, the Company relinquished control in Rackla and recorded its retained interest in Rackla at fair value, being 19.9% of the fair value of Rackla’s common shares on distribution. In 2012, the Company participated in a private placement of Rackla whereby 2,690,675 units at $0.08 per unit were acquired by the Company for a total cost of $215,254. Each unit consisted of one common share and one-half warrant. Each whole warrant entitles the Company to purchase one additional common share of Rackla at $0.10, expiring October 10, 2014. With the acquisition of the 2,690,675 common shares, the Company has a 19.5% interest in Rackla as of June 30, 2013. Given the decline in the underlying quote market price of the shares held in Rackla, an impairment charge of $855,632 was recorded in 2012.

The following table shows the continuity of the Company’s interest in Rackla for the period from January 1, 2012 to June 30, 2013:

Balance, December 31, 2011	$ 1,500,647
Increase in investment	215,254
Impairment on shares held in associate	(855,632)
Less: share of losses in associate	(366,950)
Balance, December 31, 2012	493,319
Less: share of losses in associate	(89,600)
Balance, June 30, 2013	$ 403,719

Rackla is a company incorporated in Canada, pursuing opportunities related to exploration of mineral resource properties principally in the Yukon Territory, Canada, with a year end of December 31, 2012.

The amounts relating to Rackla are as follows:

	June 30, 2013	December 31, 2012
Total assets	$ 5,171,652	$ 5,691,377
Total liabilities	72,565	133,734
Net loss	458,666	1,856,402
Unrecognized share of losses arising during the period	$ 369,066	$ 1,489,452

Adoption of New and Amended IFRS Pronouncements

IAS 1 Presentation of Financial Statements (Amendment)

The amendments to IAS 1 require the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The statement of comprehensive loss in these condensed interim consolidated financial statements has been amended to reflect the presentation requirements under the amended IAS 1.

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2013 had no significant impact on the Company’s financial statements for the current or prior periods presented:

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under previous IFRS, consolidation was required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under previous IFRS, entities had the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under previous IFRS, guidance on measuring and disclosing fair value was dispersed among the specific standards requiring fair value measurements and in many cases did not reflect a clear measurement basis or consistent disclosures.

IFRIC 20 Production Stripping Costs

IFRIC 20 Stripping Costs requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate that it is probable future economic benefits will be realized, the costs can be reliably measured and the entity can demonstrate that it is probable future economic benefits will be realized, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved.

Amendments to other standards

In addition, there have been other amendments to existing standards, including IAS 19 Post-Employment Benefits, IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Changes in Accounting Policies

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

Risks and Uncertainties

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing; and obtaining permits for drilling and other exploration activities.

The Company has a 40% interest in a joint venture for one of its mineral properties. If the Company does not satisfactorily complete its contribution requirements to this or potentially other joint ventures, the Company’s interest in a joint venture can be diluted to a point where all interest in a joint venture is forfeited.

Joint Venture Funding Risk

The Company’s strategy includes seeking partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether the Company can find another partner or has enough capital resources to fund the exploration and development on its own.

Commodity Price Risk

The Company is exposed to commodity price risk. Declines in the market price of gold, base metals and other minerals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

Financing and Share Price Fluctuation Risks

The Company has no source of operating cash flow and has no assurance that additional funding will be available to it when needed for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on the Company’s ability to raise additional funds through equity issues or the value of the Company’s available-for-sale investments and corresponding effect on the Company’s financial position.

Political, Regulatory and Currency Risks

The Company’s mineral properties are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in Guatemalan quetzals, Nicaraguan córdobas, Mexican pesos, and US dollars. At this time there are no currency hedges in place.  Therefore a weakening of the Canadian dollar against the Guatemalan quetzal, Nicaraguan córdoba, Mexican peso, and US dollar could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of hazards and risks in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in damage to the Company’s properties or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Environmental and Social Risks

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present. Social risks are fairly significant in the Company’s areas of operations.  Violence, kidnapping, theft and other criminal activities could disrupt supply chains and discourage qualified individuals from being involved with the Company's operations.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Mineral Properties Expenditure Detail (see following pages)

Mineral Properties Expenditure Detail

RADIUS GOLD INC.
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the six months ended June 30, 2013
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua		Mexico
	General	Mineral	General	Mineral	General	Mineral
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Total
Camp, food and supplies	$ 28,709	$ 406	$ -	$ -	$ -	$ 2,192	$ 31,307
Drafting, maps and printing	125	-	-	-	-	-	125
Exploration administration	6,998	-	-	-	15,519	-	22,517
Foreign Exchange	93	-	-	-	-	-	93
Geochemistry	17,038	-	-	-	-	-	17,038
Geological consulting	90,357	36,518	-	6,211	-	219,170	352,256
Legal and accounting	6,331	-	392	-	3,787	-	10,510
Licenses, rights and taxes	-	662	-	6,401	-	-	7,063
Materials	890	-	-	31,070	-	-	31,960
Maintenance	3,631	-	-	-	-	170	3,801
Miscellaneous	-	152	2,646	4,899	-	-	7,697
Medical expenses	6,753	-	-	-	-	-	6,753
Public relations	9,279	6,819	-	-	-	-	16,098
Rent and utilities	5,129	4,912	669	-	-	-	10,710
Salaries and wages	53,897	12,737	853	64,586	3,048	-	135,121
Shipping	803	-	-	-	-	343	1,146
Telephone and communications	4,894	254	839	-	51	-	6,038
Travel and accommodation	30,391	588	-	-	-	3,713	34,692
Balance - end of period	$ 265,318	$ 63,048	$ 5,399	$ 113,167	$ 22,405	$ 225,588	$ 694,925

RADIUS GOLD INC.
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the six months ended June 30, 2012
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico
	General	Mineral	General	Mineral
	Exploration	Concessions	Exploration	Concessions	Total
Camp, food and supplies	$ 13,328	$ 10,153	$ -	$ -	$ 23,481
Drafting, maps and printing	11	61	937	-	1,009
Drilling	-	1,910	-	-	1,910
Exploration administration	2,078	3,143	-	385	5,606
Foreign Exchange	20	102	-	-	122
Environment	-	53,887	-	-	53,887
Geochemistry	14,144	2,255	-	-	16,399
Geological consulting	107,159	30,266	-	-	137,425
Other consulting	-	59	-	-	59
Legal and accounting	1,624	2,158	2,169	4,534	10,485
Licenses, rights and taxes	3,372	3,192	-	2,491	9,055
Materials	618	3,676	-	-	4,294
Maintenance	2,698	3,227	-	-	5,925
Miscellaneous	208	189	334	-	731
Medical expenses	2,631	3,817	-	-	6,448
Public relations	2,852	9,339	153	-	12,344
Rent and utilities	1,114	9,931	621	-	11,666
Salaries and wages	3,679	45,340	1,248	-	50,267
Shipping	510	319	447	-	1,276
Telephone and communications	1,852	2,175	866	312	5,205
Travel and accommodation	16,397	23,593	49	-	40,039
Balance - end of period	$ 174,295	$ 208,792	$ 6,824	$ 7,722	$ 397,633